Exhibit 4.2
Description of Common Stock
Unless otherwise indicated or unless the context requires otherwise, all references to the “Corporation,” “we,” “us,” “our” or similar references mean Chemung Financial Corporation.
We are authorized to issue 10,000,000 shares of common stock, par value $0.01 per share. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. All of our shares of common stock are duly authorized, fully paid and nonassessable.

Dividends

The holders of our common stock are entitled to receive and share equally in such dividends, if any, declared by the Board of Directors out of funds legally available therefor. Under the New York Business Corporation Law, we may pay dividends on our outstanding shares except when the Corporation is insolvent or would be made insolvent by the dividend. In addition, we may pay dividends and other distributions either (1) out of surplus, so that our net assets remaining after such payment or distribution shall at least equal the amount of our stated capital, or (2) if we have no such surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year; provided, that, if our capital is less than the aggregate amount of the stated capital represented by the issued and outstanding shares of all classes having a preference upon the distribution of assets, we may not pay dividends out of such net profits until the deficiency in the amount of stated capital represented by the issued and outstanding shares of all classes having a preference upon the distribution of assets shall have been repaired. If we issue preferred stock, the holders thereof may have a priority over the holders of our common stock with respect to dividends.

Voting Rights

The holders of our common stock are generally entitled to one vote per share.

Board of Directors

Our bylaws provide that the Board of Directors (subject to amendment) shall consist of 13 members and never less than three. Directors are elected by a plurality of the votes cast by stockholders present at the annual stockholders’ meeting, or if the annual meeting is not held, at a special meeting called for the purpose of the election of directors. Holders of our common stock are not entitled to cumulate their votes in the election of directors.

The Board of Directors is divided into three classes, as nearly equal in number as possible. The members of each class are elected for a term of three years and only one class of directors is elected annually. Thus, it would take at least two annual elections to replace a majority of the Board of Directors.

Liquidation

In the event of our liquidation, dissolution or winding up, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities and the holders of any preferred stock if authorized, all of our assets available for distribution.

No Preemptive or Redemption Rights

Holders of our common stock are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Certain Provisions in Our Certificate of Incorporation, Our Bylaws, and Applicable Laws and Regulations
Our certificate of incorporation, our bylaws, and applicable federal and New York laws and regulations contain a number of provisions relating to corporate governance and rights of stockholders that might discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions would also render the removal of our Board of Directors or management more difficult. Such provisions include, but are not limited to, the requirement of a supermajority vote of stockholders to approve certain business combinations and other corporate actions, special procedural rules for certain business combinations, a classified board of directors and restrictions on the calling of special meetings of stockholders that do not provide for the calling of special meetings by the stockholders.
Provisions in our Certificate of Incorporation and Bylaws
Election of Directors. Our Board of Directors is divided into three classes, as nearly equal in number as possible. The members of each class are elected for a term of three years and only one class of directors is elected annually. Thus, it would take at least two annual elections to replace a majority of the Board of Directors. Further, our bylaws establish qualifications for board members, including Corporation stock ownership requirements, and notice and information requirements and procedures in connection with the nomination by stockholders of candidates for election to the Board of Directors or the proposal by stockholders of business to be acted upon at a meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under federal securities laws.
Prohibition of Cumulative Voting. Our stockholders are not entitled to cumulative voting in the election of directors.
Restrictions on Call of Special Meetings. Our bylaws provide that special meetings of stockholders can be called by the Board of Directors, the chairman of the Board or the President.
Amendments to Certificate of Incorporation and Bylaws. Our certificate of incorporation provides that provisions relating to the powers of directors and business combinations with certain stockholders may only be amended by an affirmative vote of at least 75% of the outstanding shares of common stock of the Corporation. Article III of the Bylaws which describes the powers of directors may only be amended by an affirmative vote of at least 75% of the outstanding shares of common stock of the Corporation.
Removal of Directors. A director of the Corporation may be removed from the Board of Directors with or without cause only by an affirmative vote of at least 75% of the outstanding shares of common stock of the Corporation.
Business Combinations Involving Certain Stockholders. Our certificate of incorporation provides that a “Major Stockholder” (a person who owns with an affiliate or associate or any person acting in concert therewith 10% or more of the Corporation’s common stock) may engage in a business combination with the Corporation (i) if the Business Combination was approved by the Board of Directors prior to the Major Stockholder becoming a Major Stockholder, (ii) if the Major Stockholders sought and obtained the unanimous approval of the Board of Directors to become a Major Stockholder and the Business Combination was approved by a majority of the continuing directors of the Corporation, (iii) if approved by 75% or more of the continuing directors, or (iv) if approved by the affirmative vote of at least 75% of the outstanding shares of common stock of the Corporation and at least 75% of the outstanding shares of common stock of the Corporation beneficially owned by stockholders other than any Major Stockholder.

Federal Laws and Regulations
The Bank Holding Company Act generally would prohibit any company that is not engaged in financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of us. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of our voting stock. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, could constitute acquisition of control of the bank holding company.
New York Business Corporation Law
The business combination provisions of the New York Business Corporation Law could prohibit or delay mergers or other takeovers or change in control attempts with respect to the Corporation and, accordingly, may discourage attempts to acquire the Corporation. In general such provisions prohibit an “interested stockholder” (i.e., a person who owns 20% or more of our outstanding voting stock) from engaging in various business combination transactions with our Corporation, unless (a) the business combination transaction, or the transaction in which the interested stockholder became an interested stockholder, was approved by the Board of Directors prior to the interested stockholder's stock acquisition date, (b) the business combination transaction was approved by the disinterested stockholders at a meeting called no earlier than five years after the interested stockholder's stock acquisition date, or (c) if the business combination transaction takes place no earlier than five years after the interested stockholder's stock acquisition date, the price paid to all the stockholders under such transaction meets statutory criteria.

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